Mail Stop 3561

November 28, 2006

Mr. James S. Haines, Jr.
Director, Chief Executive Officer and President
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

       RE: **Westar Energy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 13, 2006
              File No. 1-7324

Dear Mr. Haines:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      William Thompson
                      Accounting Branch Chief